Mail Stop 6010


      October 7, 2005

By U.S. Mail and Facsimile to (651) 636-8944

Mr. William J. Kullback
Chief Financial Officer and Treasurer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112


	RE: 	Intricon Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended June 30, 2005
		File No. 001-05005


Dear Mr. Kullback,


      We have reviewed your response letter dated August 22, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 9A - Controls and Procedures, page 19

1. We note your response to prior comment 1, which indicates that "the Company`s disclosure controls and procedures were effective to provide a reasonable level of assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the specified time periods in the Securities and Exchange Commission`s rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Note 4 - Acquisition, page 37

2. We note your response to prior comment 5. Please address the following additional information:
* Provide us with a schedule that details the specific assets and liabilities you acquired and fair value for each (please also specifically indicate how the indicated fair values were determined),
* Tell us the amount of the gain or loss you recognized in 2005 related to the SWT sale, and
* Tell us the carrying value of the Selas name and technology prior to your 2003 write-off.

We may have further comments after reviewing your response.

Form 10-Q for the quarterly period ended June 30, 2005

Note 4 - Discontinued Operations, page 9

3. We see that you recorded a purchase price adjustment of
$352,000
related to the heat technology segment sale. Please tell us and revise future filings to describe the nature of this adjustment and explain how the adjustment was determined.



	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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Mr. William Kullback
Intricon Corporation
October 7, 2005
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